

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 28, 2011

Via E-mail:
Mr. Dennis Bencala
Chief Financial Officer
Ikanos Communications, Inc.
47669 Fremont Boulevard
Fremont, CA 94538

> **Re:** **Ikanos Communications, Inc.**
> **Form 10-K for the fiscal year ended January 2, 2011**
> **Filed March 10, 2011**
> **File No. 0-51532**

Dear Mr. Bencala:

We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Please comply with the following comments in future filings. Confirm in writing that you will do so and explain to us how you intend to comply. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the fiscal year ended January 2, 2011

Management's Discussion and Analysis of Financial Condition and Results of Operations

Revenue, page 38

1.   We refer to your discussion and analysis of revenue on page 38. You indicate that the increase in revenue from 2009 to 2010 was directly attributable to your acquisition of the BBA product line in 2009. This implies, but it is unclear how your legacy businesses performed, why and whether you expect these trends to continue. We note from your disclosures in your Inventory footnote that you recorded a $16.8 million charge to write down inventory as a result of reduction in your revenue forecast, and from your restructuring footnote, that you implemented a restructuring plan also based upon a revised revenue forecast. Considering the impact that these revisions had on your operating results in 2010, please revise your discussion and analysis of results of operations to provide information about the quality and potential variability of a your earnings and cash flow, so that readers can ascertain the likelihood that past performance is indicative of future performance. In this regard, please:

- describe the results from both the BBA product line and your legacy products and services, and provide insight into the underlying business drivers or conditions that contributed to these results; and

- describe any other known trends or uncertainties that have had or you expect may reasonably have a material impact on your operations and if you believe that these trends are indicative of future performance.

For further guidance, please refer to Item 303 Regulation S-K and the Commission's Interpretive Release on Management's Discussion and Analysis of Financial Condition and Results of Operation on our website at: http://www.sec.gov/rules/interp/33-8350.htm.

Cost of Revenue and Restructuring Charges, page 40

2.   In addition, since your financial statements reflect material restructuring and impairment charges, you should provide an analysis underlying these matters. We note that you attribute the inventory impairment and restructuring charges to a revised revenue forecast; however, it is unclear why the forecasted changes were significant enough to warrant these charges. In this regard, revise your future filings to disclose material, substantive information regarding the conditions that prompted a change in your forecasts and describe the material trends, demands, commitments, events or uncertainties to present a balanced view of the underlying dynamics of your business.

<u>Liquidity and Capital Resources, page 44</u>

3.   We note that you reported revenue of $192 million in 2010, 98% of which was sold to customers outside of the United States, and that as of January 2, 2011; you reported cash and cash equivalents of about $29 million. Please tell us how much of the company's consolidated cash and short term investments were held in foreign entities as of January 2, 2011 and the end of your most recently completed fiscal quarter.

        Please file all correspondence over EDGAR. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        You may contact Christy Adams, Senior Staff Accountant, at (202) 551-3363 or Carlos Pacho, Senior Assistant Chief Accountant, at (202) 551-3835 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

                                                Sincerely,

                                                /s/ Terry French for

                                                Larry Spirgel
                                                Assistant Director